                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                        (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No.2)
                              SHELTER PROPERTIES IV
                              (Name of the Issuer)

                             AIMCO PROPERTIES, L.P.
                         SHELTER REALTY IV. CORPORATION
                      (Name of Person(s) Filing Statement)

                          UNITS OF LIMITED PARTNERSHIP
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                               Peter K. Kompaniez
                     Vice Chairman of the Board of Directors
                   Apartment Investment and Management Company
                     1873 South Bellaire Street, 17th Floor
                           Denver, Colorado 80222-4348
                                 (303) 757-8101
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications on
                      Behalf of Person(s) Filing Statement)

                           -------------------------

                                   Copies to:

                           Jonathan L. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                          Los Angeles, California 90071
                                 (213) 687-5000




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This statement is filed in connection with (check the appropriate box):

                  (a) [ ] The filing of solicitation materials or an
                          information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

                  (b) [X] The filing of a registration statement under the
                          Securities Act of 1933.

                  (c) [X] A tender offer.

                  (d) [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


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                            CALCULATION OF FILING FEE


Transaction Valuation*  $15,280,290             Amount of Filing Fee:  $3,056.06

* For purposes of calculating the fee only. This amount assumes the purchase of 30,258 units of limited partnership interest ("Units") of the subject partnership for $505.00 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate amount of cash and/or the value of the securities being sought by AIMCO Properties, L.P.

[X] Check box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $118,000(1)   Filing Parties: AIMCO Properties, L.P. and
                                                      Apartment Investment and
                                                      Management Company

Form or Registration No.: 333-60355   Date Filed:     July 31, 1998


--------
(1) Represents the fees paid by AIMCO Properties, L.P. in Registration Statement No. 333-60355.


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



                                  INTRODUCTION

                  This Amendment No. 2 to Rule 13e-3 Transaction Statement on
Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO Operating Partnership"), with respect to a proposed exchange offer for certain of the units of limited partnership of Shelter Properties IV, a South Carolina limited partnership (the "Partnership"). This Amendment No. 2 is also being filed by Shelter Realty IV Corporation, a South Carolina corporation, the general partner of the Partnership.

                  The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Prospectus Supplement for the exchange offer to the limited partners of the Partnership, as amended or supplemented (the "Prospectus Supplement"), forming a part of, or relating to, the registration statement (the "Registration Statement") on Form S-4
(File No. 333-60355) filed by the AIMCO Operating Partnership and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with the SEC. The information set forth in the base Prospectus and the Prospectus Supplement, including all appendices, schedules and exhibits thereto, are hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Prospectus Supplement. The cross-reference sheet indicates the caption in the Prospectus Supplement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Prospectus Supplement, it is so indicated in the cross-reference sheet.



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



                              CROSS REFERENCE SHEET
               Pursuant to General Instruction F to Schedule 13E-3


                                                     UNLESS OTHERWISE INDICATED,
                                                     ALL REFERENCES ARE TO PORTIONS
                                                     OF THE PROSPECTUS SUPPLEMENT
SCHEDULE 13E-3 ITEM                                  WHICH IS INCORPORATED HEREIN
NUMBER AND CAPTION                                   BY REFERENCE
------------------                                   -----------------------------
1.     Issuer and Class of Security
       Subject to the Transaction

       (a)..................................         Outside Front Cover Page; "Summary--Your Partnership."

       (b)..................................         Outside Front Cover Page; "Summary--Your
                                                     Partnership;" "The Offer--Terms of the Offer;
                                                     Expiration Date;" and "Your
                                                     Partnership--General."

       (c)..................................         Not applicable, but see "Fairness of the
                                                     Offer--Comparison of Consideration to
                                                     Alternative Consideration--Prices on Secondary
                                                     Market."

       (d)..................................         "Summary--Summary Financial Information of
                                                     Shelter Properties IV."

       (e)..................................         Not applicable.

       (f)..................................         "Background and Reasons for the
                                                     Offer--Background of the Offer--Previous Tender
                                                     Offers" and "Your Partnership--Beneficial Owner
                                                     ship of Interests in Your Partnership."

2.     Identity and Background

       (a)-(d) and (g)......................         "Summary--Affiliation with Your General Partner,"
                                                     "The AIMCO Operating Partnership,"
                                                     "Your Partnership--General" and Appendix B.

       (e)-(f)..............................         Not applicable.

3.     Past Contracts, Transactions or
       Negotiations

       (a)..................................         "Background and Reasons for the
                                                     Offer--Background of the Offer--Previous Tender
                                                     Offers"; "Your Partnership--Distributions"
                                                     "Your Partnership--Compensation Paid to the
                                                     General Partner and its Affiliates" and
                                                     "Conflicts of Interest."

       (b)..................................         "Background and Reasons for the
                                                     Offer--Background of the Offer."

4.     Terms of the Transaction

       (a)..................................         "The Offer"

       (b)..................................         Not applicable.

5.     Plans or Proposals of the Issuer
       or Affiliate

       (a)-(e) .............................         Not applicable.

       (f)-(g)..............................         "The Offer--Effects of the Offer--Effect on Trading
                                                     Market; Registration under Section 12(g) of the
                                                     Exchange Act."

6.     Source and Amounts of Funds
       or Other Consideration

       (a)-(d)..............................         "Source and Amount of Funds and Transactional
                                                     Expenses."

7.     Purpose(s), Alternatives,
       Reasons and Effects

       (a) & (c)............................         "Background and Reasons for the Offer--Background of
                                                     the Offer--General."

       (b)..................................         "Background and Reasons for the Offer--Alternatives
                                                     Considered" and "Fairness of the

                                                     Offer--Comparison of Consideration to Alternative
                                                     Consideration."

       (d)..................................         "Background and Reasons for the Offer--Expected
                                                     Benefits of the Offer," "The Offer--Effects of the
                                                     Offer" and "Certain Federal Income Tax Consequences."

8.     Fairness of the Transaction

       (a) - (b)............................         "Fairness of the Offer--Position of the General
                                                     Partner of Your Partnership With Respect to the
                                                     Offer; Fairness"

       (c)..................................         "Background and Reasons For the
                                                     Offer--Alternatives Considered--Alternative
                                                     Structures Considered."

       (d) - (e) ...........................         Not applicable.

       (f)..................................         "Background and Reasons for the Of
                                                     fer--Background of the Offer--Previous Tender
                                                     Offers."

9.     Reports, Opinions, Appraisals
       and Certain Negotiations

       (a) - (c)............................         "Fairness of the Offer--Comparison of Consideration
                                                     to Alternative Consideration--Appraisals" "Stanger
                                                     Analysis" and Appendix A.

10.    Interest in Securities of the Issuer

       (a) & (b)............................         "Background and Reasons for the Offer--Prior Tender
                                                     Offers" and "Your Partnership--Beneficial Ownership of
                                                     Interests in Your Partnership."

11.    Contracts, Arrangements or Under-
       standings With Respect to the Issuer's
       Securities...........................         Not applicable; but see "Background and Reasons
                                                     for the Offer--Background of the Offer--Previous
                                                     Tender Offers."



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





12.    Present Intention and
       Recommendation of Certain
       Persons with Regard to the
       Transaction

       (a) - (b)............................         Not applicable; but see "Fairness of the
                                                     Offer--Position of the General Partner of Your
                                                     Partnership With Respect to the Offer;
                                                     Fairness."

13.    Other Provisions of the
       Transaction

       (a)..................................         "The Offer--Dissenters' Rights."

       (b)..................................         "Fairness of the Offer--Position of the General
                                                     Partner of Your Partnership with Respect to the
                                                     Offer; Fairness."

       (c)..................................         Not applicable.

14.    Financial Information

       (a)..................................         "Summary--Summary Financial Information of
                                                     Shelter Properties IV" and "Summary--Comparative
                                                     Per Unit Data."  For the financial statements of the
                                                     Partnership, see its latest Form 10-KSB, which will
                                                     accompany the base Prospectus and Prospectus Supplement.
                                                     For the financial statements of AIMCO Properties, L.P.
                                                     see "Financial Statements of AIMCO Properties, L.P."
                                                     in the base Prospectus to the Form S-4 Registration Statement.

       (b)..................................         "Summary--Summary Pro Forma Financial and
                                                     Operating Information of AIMCO Properties, L.P."
                                                     and "Pro Forma Financial Statements."


15.    Persons and Assets Employed,
       Retained or Utilized

       (a)..................................         Not applicable.

       (b)..................................         "Source and Amount of Funds and Transactional
                                                     Expenses."


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


16.    Additional Information...............         The information set forth in the Prospectus
                                                     Supplement is incorporated herein by reference
                                                     in its entirety.

17.    Material to be Filed as
       Exhibits.............................         Separately included herewith.

                                    -----------------------------


Item 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

              (a) The information concerning the Partnership, its securities and its principal executive office set forth on the outside front cover page of the Prospectus Supplement and in the section entitled "Summary--Your Partnership" is incorporated herein by reference.

              (b) The information set forth in the outside front cover page of the Prospectus Supplement and in the section entitled "Summary--Your Partnership;" "The Offer--Terms of the Offering Expiration Date" and "Your Partnership--General" is incorporated herein by reference.

              (c) The information set forth in the Prospectus Supplement in the section entitled "Not applicable, but see "Fairness of the Offer--Comparison of Consideration to Alternative Consideration--Prices on Secondary Market" is incorporated herein by reference.

              (d) There is no established trading market for such securities.

              (e) Neither AIMCO Operating Partnership nor the Partnership has made an underwritten public offering of their respective securities during the past three years which was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

              (f) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers: and "Your Partnership--Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference.

Item 2.       IDENTITY AND BACKGROUND.

              (a) - (d) and (g) The persons filing this Statement is AIMCO Properties, L.P. (the "AIMCO Operating Partnership") and Shelter Realty IV Corporation. The information set forth in the Prospectus Supplement in the section entitled "The AIMCO Operating Partnership" is incorporated herein by reference. The information set forth in the Prospectus Supplement in the section entitled "AIMCO Operating Partnership" and in Appendix B is incorporated herein by reference.


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



              (e) and (f) During the last five years, none of the AIMCO Operating Partnership, AIMCO-GP, Inc., AIMCO, Shelter Realty IV Corporation nor, to the best of their knowledge, any of the respective affiliated general partners, executive officers, directors, or controlling persons of any such entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

              (a) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers;" "Your Partnership--Distributions," "Your Partnership--Compensation Paid to the General Partner and its Affiliates" and "Conflicts of Interest" is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer" is incorporated herein by reference.

Item 4.       TERMS OF THE TRANSACTION.

              (a) The information set forth in the Prospectus Supplement in the section entitled "The Offer" is incorporated herein by reference.

              (b) Not applicable.

Item 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a) - (e)  Not applicable.

              (f) - (g) The information set forth in the Prospectus Supplement in the section entitled "The Offer--Effects of the Offer--Effect on Trading Market; Registration under Section 12(g) of the Exchange Act" is incorporated herein by reference.

Item 6.       SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

              (a) - (d) The information set forth in the Prospectus Supplement in the section entitled "Source and Amount of Funds and Transactional Expenses" is incorporated herein by reference.

Item 7.       PURPOSES(S), ALTERNATIVES, REASONS AND EFFECTS.

              (a) and (c) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer--General" is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Alternatives Considered" and "Fairness of the Offer--Comparison of Consideration to Alternative Consideration."

              (d) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Expected Benefits of the Offer," "The Offer--Effects of the Offer" and "Certain Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.       FAIRNESS OF THE TRANSACTION.

              (a) - (b) The information set forth in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership With Respect to the Offer; Fairness" is incorporated herein by reference.

              (c) The transaction is not structured so that a majority of unaffiliated security holders is required. The information set forth in the Prospectus Supplement in the section entitled "The Offer--Terms of the Offer; Expiration Date" is incorporated herein by reference.

              (d) The issuer is a limited partnership and does not have a board of directors. The general partner of the issuer is a corporation the board of directors of which is comprised solely of employees of the issuer. An unaffiliated representative has not been retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. However, the information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Disadvantages of the Offer" and "Stanger Analysis" is incorporated herein by reference.

              (e) The issuer is a limited partnership and does not have a board of directors. The general partner of the issuer is a corporation the board of directors of which is comprised solely of employees of AIMCO. Accordingly, this item is not applicable.

              (f) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers" is incorporated herein by reference.

Item 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

              (a) - (c) The information set forth in the Prospectus Supplement in the sections entitled "Fairness of the Offer - Comparison of Consideration to Alternative Consideration - Appraisals" and "Stanger Analysis" is incorporated herein by reference. The opinion of Robert A. Stanger & Co., Inc. is included as Appendix A to the Prospectus Supplement.

Item 10.      INTEREST IN SECURITIES OF THE ISSUER.

              (a) and (b) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Background of the Offer--Prior Tender Offers" and "Your Partnership--Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

              Not applicable, but see the information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers" which information is incorporated herein by reference.

Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

              (a) Not applicable.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership With Respect to the Offer; Fairness" which information is incorporated herein by reference.

Item 13.      OTHER PROVISIONS OF THE TRANSACTION.

              (a) The information set forth in the Prospectus Supplement in the section entitled "The Offer--Dissenters' Rights" is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership With Respect to the Offer; Fairness" is incorporated herein by reference.

              (c) Not applicable.



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



Item 14.      FINANCIAL INFORMATION.

              (a) The information set forth in the Prospectus Supplement in the sections entitled "Summary--Summary Financial Information of Shelter Properties IV" and "Summary--Comparative Per Unit Data" is incorporated herein by reference. For the financial statements of the Partnership see its latest Form 10-KSB, which will accompany the base Prospectus and Prospectus Supplement. The information set forth in the base Prospectus included in the Registration Statement in the section entitled "Financial Statements of AIMCO Properties, L.P." is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Summary--Summary Pro Forma Financial and Operating Information of AIMCO Properties, L.P." and "Pro Forma Financial Statements" is incorporated herein by reference.

Item 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

              (a)   Not applicable.

              (b) The information set forth in the Prospectus Supplement in the sections "Source and Amount of Funds and Transactional Expenses" and "The Offer--Fees and Expenses" is incorporated herein by reference.

Item 16.      ADDITIONAL INFORMATION.

              The information set forth in the Prospectus Supplement and the base Prospectus and all Appendices thereto is incorporated herein by reference in its entirety.

Item 17.      EXHIBITS.

              (a)(1) Amended and Restated Credit Agreement (Unsecured-to-Term Facility), dated October 1, 1998, among AIMCO Properties, L.P., Bank of America and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K dated October 1, 1998, which is incorporated herein by reference).

              (a)(2) Credit Agreement, dated December 30, 1997, among IPLP, First Union National Bank and Lehman Commercial Paper, Inc. (Exhibit 10.8 to the Form S-4 Registration Statement No. 333-53815 of Insignia Properties Trust) is incorporated herein by reference.

              (b)(1) Opinion of Robert A. Stanger & Co., Inc. (Appendix A to the Prospectus Supplement is incorporated herein by reference).

              (b)(2) Summaries of appraisals referred to in the Prospectus Supplement in the Section "Fairness of the Offer--Appraisals" are incorporated by reference to Exhibit (z)(1) to the Form 14D-1 of Shelter Properties IV filed by Cooper River Properties, L.L.C. on July 21, 1998.

              (b)(3) Physical inspection reports of Adjuster's International, Inc. referred to in the Prospectus Supplement in "Fairness of the Offer - Appraisals."

              (c)    Not applicable.

              (d)(1) Preliminary Prospectus, dated January 18, 1999. (Filed as part of the Registration statement (No. 333-60355) and incorporated herein by reference.)

              (d)(2) Preliminary Prospectus Supplement, dated February 12, 1999. (Filed as part of the Registration Statement (No. 333-60355) and incorporated herein by reference.)

              (d)(3) Form of Letter of Transmittal. (Filed as part of the Registration Statement (No. 333-60355) and incorporated herein by reference.)



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



              (d)(4) Form of Cover Letter from the Purchaser to the Limited Partners of the Partnership. (Filed as part of the Registration Statement (No. 333-60355) and incorporated herein by reference.)

              (e)    Not applicable.

              (f)    Not applicable.



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


                                   SIGNATURES

              After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999                 AIMCO PROPERTIES, L.P.

                                         By:    AIMCO-GP, Inc.
                                                (General Partner)


                                         By:    /s/ PATRICK J. FOYE
                                                --------------------------------
                                                Name:  Patrick J. Foye
                                                Title: Executive Vice President



                                         SHELTER REALTY IV CORPORATION


                                         By:    /s/ PATRICK J. FOYE
                                                --------------------------------
                                                Name:  Patrick J. Foye
                                                Title: Executive Vice President

                               INDEX TO EXHIBITS

(a)(1) -- Amended and Restated Credit Agreement (Unsecured-to-Term Facility), dated October 1, 1998, among AIMCO Properties, L.P., Bank of America and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K dated October 1, 1998, which is incorporated herein by reference).

(a)(2) -- Credit Agreement, dated December 30, 1997, among IPLP, First Union National Bank and Lehman Commercial Paper, Inc. (Exhibit 10.8 to the Form S-4 Registration Statement No. 333-53815 of Insignia Properties Trust) is incorporated herein by reference.

(b)(1) -- Opinion of Robert A. Stanger & Co., Inc. (Appendix A to the Prospectus Supplement is incorporated herein by reference).

(b)(2) -- Summaries of appraisals referred to in the Prospectus Supplement in the Section "Fairness of the Offer--Appraisals" are incorporated by reference to Exhibit (z)(1) to the Form 14D-1 of Shelter Properties IV filed by Cooper River Properties, L.L.C. on July 21, 1998.

(b)(3) -- Physical inspection reports of Adjuster's International, Inc. referred to in the Prospectus Supplement in "Fairness of the Offer - Appraisals."

(c)    -- Not applicable.

(d)(1) -- Preliminary Prospectus, dated January 18, 1999. (Filed as part of the Registration statement (No. 333-60355) and incorporated herein by reference.)

(d)(2) -- Preliminary Prospectus Supplement, dated February 12, 1999. (Filed as part of the Registration Statement (No. 333-60355) and incorporated herein by reference.)

(d)(3) -- Form of Letter of Transmittal. (Filed as part of the Registration Statement (No. 333-60355) and incorporated herein by reference.)

(d)(4) -- Form of Cover Letter from the Purchaser to the Limited Partners of the Partnership. (Filed as part of the Registration Statement (No. 333-60355) and incorporated herein by reference.)

(e)    -- Not applicable.

(f)    -- Not applicable.